Exhibit 99.3

2011

consolidated financial statements

MANAGEMENT’S REPORT

The consolidated financial statements of Perpetual Energy Inc. (“Perpetual” or “the Corporation”) are the responsibility of Management and have been approved by the Board of Directors of Perpetual. These consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee.

The consolidated financial statements are audited and have been prepared using accounting policies in accordance with IFRS. The preparation of Management’s Discussion and Analysis is based on Perpetual’s financial results which have been prepared in accordance with IFRS. It compares Perpetual’s financial performance in 2011 to 2010 and should be read in conjunction with the consolidated financial statements and accompanying notes.

Management is responsible for establishing and maintaining adequate internal control over Perpetual’s financial reporting. Management believes that the system of internal controls that have been designed and maintained at Perpetual provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements. The internal accounting control process includes Management’s communication to employees of policies which govern ethical business conduct.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment according to these criteria, Management concluded that internal control over financial reporting is effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Board of Directors has appointed an Audit Committee consisting of unrelated, non-management directors which meets at least four times during the year with Management and independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the charter of the Audit Committee as set out in the Annual Information Form. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis before the consolidated financial statements are submitted to the Board of Directors for approval. The external auditors have free access to the Audit Committee without obtaining prior Management approval.

With respect to the external auditors, KPMG LLP, the Audit Committee approves the terms of engagement and reviews the annual audit plan, the Auditors’ Report and results of the audit. It also recommends to the Board of Directors the firm of external auditors to be appointed by the shareholders.

The independent external auditors, KPMG LLP, have been appointed by the Board of Directors on behalf of the shareholders to express an opinion as to whether the consolidated financial statements present fairly, in all material respects, Perpetual’s financial position, results of operations and cash flows in accordance with IFRS. The report of KPMG LLP outlines the scope of their examination and their opinion on the consolidated financial statements.

/s/ Susan L. Riddell Rose	/s/ Cameron R. Sebastian

Susan L. Riddell Rose	Cameron R. Sebastian

President & Chief Executive Officer	Vice President, Finance & Chief Financial Officer
March 12, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited the accompanying consolidated financial statements of Perpetual Energy Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perpetual Energy Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 12, 2012

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited the accompanying consolidated financial statements of Perpetual Energy Inc., which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Perpetual Energy Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Perpetual Energy Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of Perpetual Energy Inc.’s internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 12, 2012

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Perpetual Energy Inc.

We have audited Perpetual Energy Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Perpetual Energy Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Perpetual Energy Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Perpetual Energy Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated March 12, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Chartered Accountants

Calgary, Canada

March 12, 2012

PERPETUAL ENERGY INC.

Consolidated Statements of Financial Position

As at	December 31, 2011	December 31, 2010	January 1, 2010
(Cdn$ thousands)		(note 24)	(note 24)

Assets
Current assets
Accounts receivable	$35,604	$35,459	$34,079
Prepaid expenses and deposits	3,891	5,028	12,910
Marketable securities	3,282	6,007	163
Derivatives (note 17)	12,604	4,271	46,152
Assets held for sale (note 4)	20,325	–	–
	75,706	50,765	93,304

Derivatives (note 17)	7,692	3,562	21,167
Property, plant and equipment (note 5)	827,928	859,465	872,156
Exploration and evaluation (note 6)	106,763	107,474	111,604
Goodwill (note 7)	–	6,000	6,000
	942,383	976,501	1,010,927
Total assets	$1,018,089	$1,027,266	$1,104,231

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$50,404	$73,979	$41,722
Dividends payable	–	4,449	6,311
Share based payment liability (note 14)	664	2,130	8,571
Bank debt (note 8)	–	–	7,569
Convertible debentures (note 10)	74,250	–	55,271
Derivatives (note 17)	6,841	–	–
Liabilities associated with assets held for sale (note 4)	4,843	–	–
	137,002	80,558	119,444

Derivatives (note 17)	10,865	–	–
Long term bank debt (note 8)	130,062	182,612	262,393
Senior notes (note 9)	146,634	–	–
Convertible debentures (note 10)	149,020	219,689	164,926
Derivative debenture liability (note 10)	–	–	8,398
Gas storage obligation (note 11)	41,630	31,721	–
Gas over bitumen royalty obligation (note 12)	74,705	70,497	77,167
Decommissioning obligations (note 15)	242,860	236,163	253,344
Deferred tax liability (note 20)	3,753	2,122	–
Unitholders’ liability (note 13)	–	–	1,156,245
	799,529	742,804	1,922,473
Total liabilities	936,531	823,362	2,041,917

Equity
Share capital (note 13)	1,254,273	1,257,462	–
Equity component of convertible debentures	13,988	13,988	–
Contributed surplus (note 14)	15,496	9,868	–
Deficit	(1,202,199)	(1,077,414)	(939,165)
Total equity attributable to shareholders	81,558	203,904	(939,165)
Non-controlling interests	–	–	1,479
Total equity	81,558	203,904	(937,686)
Total liabilities and equity	$1,018,089	$1,027,266	$1,104,231

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

/s/ Robert A. Maitland	/s/ Geoffrey C. Merritt

Robert A. Maitland	Geoffrey C. Merritt
Director	Director

PERPETUAL ENERGY INC.

Consolidated Statements of Loss and Comprehensive Loss

	Year Ended December 31
	2011	2010
(Cdn$ thousands, except per share amounts)		(note 24)

Revenue
Oil and natural gas	$247,809	$260,217
Royalties	(20,624)	(22,131)
	227,185	238,086
Change in fair value of derivatives (note 17)	(4,019)	93,661
Gas over bitumen (note 12)	6,739	15,616
	229,905	347,363

Expenses
Production and operating	89,322	91,161
Transportation	10,350	11,888
Exploration and evaluation (note 6)	15,997	18,293
General and administrative	35,712	39,663
Gain on dispositions of property, plant and equipment (note 5)	(12,033)	(41,830)
Impairment losses (note 5)	25,607	24,261
Depletion and depreciation (note 5)	116,050	225,022
	281,005	368,458
Loss from operating activities	(51,100)	(21,095)

Financial items
Unrealized loss on derivative debenture liability (note 10)	–	130
Unrealized gain on gas storage obligation derivative (note 11)	(4,117)	(3,729)
Unrealized loss on marketable securities	2,625	1,257
Interest on Trust Units (note 13)	–	40,549
Interest on convertible debentures	19,879	19,492
Interest on senior notes	10,866	–
Interest on debt and gas storage obligation	6,645	12,155
Accretion on decommissioning obligations (note 15)	7,291	7,648
	43,189	77,502
Loss before income tax	(94,289)	(98,597)

Deferred income taxes (note 20)	1,631	2,122
Net loss and comprehensive loss	(95,920)	(100,719)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(95,920)	(100,169)
Non-controlling interests	–	(550)
	$(95,920)	$(100,719)

Loss per share (note 13)
Basic and diluted	$(0.65)	$(0.72)

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.

Consolidated Statements of Changes in Equity

	Share Capital	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total Equity
(Cdn$ thousands)

Balance at January 1, 2011 (note 24)	$1,257,462	$13,988	$9,868	$(1,077,414)	$203,904
Net loss	–	–	–	(95,920)	(95,920)
Dividends to shareholders (note 13)	–	–	–	(28,865)	(28,865)
Common shares issued – Restricted Rights Plan	1,043	–	(1,043)	–	–
Common shares issued – Share Option Plan	494	–	(413)	–	81
Common shares repurchased	(4,718)	–	–	–	(4,718)
Issue fees incurred	(8)	–	–	–	(8)
Share based payment expense	–	–	5,618	–	5,618
Share based payment liability	–	–	1,466	–	1,466
Balance at December 31, 2011	$1,254,273	$13,988	$15,496	$(1,202,199)	$81,558

	Share Capital	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Non-controlling Interests	Total Equity
(Cdn$ thousands)

Balance at January 1, 2010 (note 24)	$–	$–	$–	$(939,165)	$1,479	$(937,686)
Net loss	–	–	–	(100,169)	(550)	(100,719)
Severo common share issue	–	–	–	–	550	550
Dividends to shareholders (note 13)	–	–	–	(38,080)	–	(38,080)
Share based payment expense	–	–	2,606	–	–	2,606
Share based payment liability	–	–	(1,778)	–	–	(1,778)
Common shares issued – Restricted Rights Plan	675	–	(240)	–	–	435
Common shares issued – Share Option Plan	15	–	(373)	–	–	(358)
Common shares issued – Premium Dividend Reinvestment Plan	19,535	–	–	–	–	19,535
Issue fees incurred	(258)	–	–	–	–	(258)
Acquisition of non-controlling interests	1,479	–	–	–	(1,479)	–
Transferred upon conversion (note 24)	1,236,016	13,988	9,653	–	–	1,259,657
Balance at December 31, 2010 (note 24)	$1,257,462	$13,988	$9,868	$(1,077,414)	$–	$203,904

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2011	2010
(Cdn$ thousands)		(note 24)

Cash flows from operating activities

Net loss	$(95,920)	$(100,719)
Adjustments to add (deduct) non-cash items:
Change in fair value of derivatives	9,360	63,215
Exploration and evaluation	8,201	9,824
Share based payment expense	5,618	5,283
Gain on disposition of property, plant and equipment	(12,033)	(41,830)
Impairment losses	25,607	24,261
Depletion and depreciation	116,050	225,022
Unrealized loss on derivative debenture liability	–	130
Unrealized gain on gas storage obligation derivative	(4,117)	(3,729)
Unrealized loss on marketable securities	2,625	1,257
Interest expense on convertible debentures	3,581	3,720
Interest expense on senior notes	403	–
Accretion on decommissioning obligations	7,291	7,648
Deferred income tax expense	1,631	2,122
Gas over bitumen royalty obligation adjustments	4,772	10,454
Gas over bitumen royalty obligation adjustments not yet received	(564)	(3,357)
Gas over bitumen royalty obligation adjustments on dispositions	–	(13,767)
Expenditures on decommissioning obligations	(2,514)	(4,880)
Change in non-cash working capital (note 16)	(9,563)	15,228
Net cash from operating activities	60,428	199,882

Cash flows from financing activities

Change in bank debt	(52,550)	(87,351)
Senior notes issued net of issue fees	146,231	–
Gas storage arrangement receipt net of issue fees	9,909	31,150
Dividends to shareholders	(28,865)	(18,544)
Proceeds from Premium Dividend Reinvestment Plan	–	23,784
Repayment of convertible debentures	–	(55,271)
Convertible debenture issue net of issue fees	–	57,073
Common shares issued net of issue fees	73	54,564
Commons share repurchased	(4,718)	–
Severo common share issue	–	549
Change in non-cash working capital (note 16)	(6,904)	2,107
Net cash from financing activities	63,176	8,061

Cash flows from investing activities

Acquisitions	(8,295)	(142,917)
Capital expenditures	(146,504)	(168,759)
Proceeds on dispositions	41,660	84,169
Proceeds on sale of marketable securities	100	–
Change in non-cash working capital (note 16)	(10,565)	19,564
Net cash used in investing activities	(123,604)	(207,943)

Change in cash	–	–
Cash, beginning of year	–	–
Cash, end of year	$–	$–

Interest paid	$30,291	$25,278
Taxes paid	$–	$–

See accompanying notes. The notes are an integral part of the Corporation’s annual consolidated financial statements.

PERPETUAL ENERGY INC.
Notes to Consolidated Financial Statements
(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.	REPORTING ENTITY AND FUTURE OPERATIONS

a)	Reporting entity

Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is a corporation domiciled in Canada. The address of the Corporation’s registered office is 3200, 605 – 5 Avenue S.W., Calgary, Alberta. The consolidated financial statements of the Corporation as at December 31, 2011 comprise the Corporation and its subsidiaries (note 21).

Perpetual is principally engaged in the acquisition, exploration and development of oil and gas properties in Alberta. Historically the Corporation has concentrated on conventional shallow gas properties as a basis for stable production. The Corporation also takes advantage of other energy opportunities which present themselves, including tight gas, light oil and natural gas storage.

The Corporation formerly operated as Paramount Energy Trust (“PET” or the “Trust”), an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002. On June 30, 2010, the Trust completed a conversion (the "conversion") from an income trust to a corporation through a distribution of Trust Units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions. Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator. Immediately subsequent to the conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust. As the conversion arose from a transfer of interests that were under control of the same Unitholders/Shareholders immediately before and after the conversion, the assets and liabilities acquired were recognized at the carrying amounts recognized previously in the Trust’s consolidated financial statements. References to the Corporation in these consolidated financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual. Additionally, references to shares, Shareholders and dividends are comparable to units, Unitholders and distributions previously under the Trust.

b)	Future operations

The Corporation’s $75 million 6.50% convertible unsecured subordinated debentures (“6.50% Convertible Debentures”) mature on June 30, 2012. While the Corporation may settle all or a portion of the outstanding 6.50% Convertible Debentures through the issuance of Common Shares by giving notice of such intent to debenture holders not more than 30 and not less than 15 days prior to the maturity date, it is the intention of the Corporation to settle the 6.50% Convertible Debentures in cash.

To date in 2012, the Corporation has disposed of non-core oil and gas assets for total proceeds of approximately $60.9 million. In addition, as described in note 23, the Corporation has identified the Warwick gas storage facility as an asset held for sale subsequent to December 31, 2011. The Corporation anticipates that cash flows including cash flow from operating activities, proceeds from closed and future asset dispositions and available credit facilities will provide the required funds to discharge the Corporation’s existing obligations, carry out exploration and development programs and fund ongoing operations for the foreseeable future, including the cash settlement of the 6.50% Convertible Debentures on the maturity date. The Corporation expects a downward adjustment to the borrowing base under the revolving credit facility (“Credit Facility”) pursuant to the semi-annual redetermination of the borrowing base in April 2012, which relates principally to lower natural gas prices and the effects of asset dispositions. If available liquidity is not sufficient to meet the Corporation’s operating and debt servicing obligations as they come due, management’s plans include reducing expenditures as necessary or pursuing alternative financing arrangements for the foreseeable future.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These consolidated financial statements present the Corporation’s first consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are Perpetual’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards. Previously, the Corporation prepared its consolidated annual consolidated financial statements in accordance Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected Perpetual’s reported financial position, financial performance and cash flows is provided in note 24.

The consolidated financial statements of the Corporation were approved and authorized for issue by the Board of Directors on March 12, 2012.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial assets or liabilities measured at fair value through profit or loss and liabilities for cash-settled share based payment arrangements measured at fair value.

c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Corporation and its subsidiaries.

d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenue and expenses.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from estimates.

Information about the significant estimates and judgments made by management in preparing these consolidated financial statements are outlined below.

The Corporation uses estimates of natural gas and liquids reserves in the calculation of depreciation and depletion and also for value in use and fair value less costs to sell (“FVLCS”) calculations of non-financial assets. By their nature, the estimates of reserves, including estimates of price, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.

The Corporation allocates its oil and natural gas properties to cash generating units (“CGUs”) based on management’s judgment of the CGU’s ability to generate independent cash flows and for impairment testing.

The transfer of exploration and evaluation (“E&E”) assets to property, plant and equipment is based on estimated reserves used in the determination of an asset’s technical feasibility and commercial viability.

Amounts recorded for decommissioning obligations and the associated accretion are calculated based on estimates of asset retirement costs, site remediation and related cash flows.

Derivatives are measured at fair value which is subject to management uncertainty.

The determination of fair value of share based payments is based on estimates of future consideration using a binomial lattice option pricing model which requires assumptions such as volatility, dividend yield, risk free interest rate and expected term.

The Corporation uses estimates to allocate the debenture proceeds from convertible debenture issuances between debt and the derivative debenture liability or equity components, as appropriate.

The calculation of the gas storage obligation requires estimates and judgment to determine the estimated net present value of the future delivery obligation for cushion gas under the gas storage obligation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these annual consolidated financial statements, and have been applied consistently by the Corporation and its subsidiaries.

a)	Basis of consolidation

i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

ii)	Business combinations

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition of control. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their recognized amounts (generally fair value) at the acquisition date. The excess of the cost of acquisition over the recognized amounts of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net earnings or loss.

iii)	Jointly controlled operations and jointly controlled assets

Many of the Corporation’s oil and natural gas activities involve jointly controlled assets. The consolidated financial statements include the Corporation’s proportionate share of these jointly controlled assets, liabilities, revenue and expenses.

iv)	Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the annual consolidated financial statements.

b)	Financial instruments

Financial instruments are initially recognized at fair value on the statement of financial position. Subsequent measurement of financial instruments is based on their initial classification into one of the following categories: financial assets and liabilities measured at fair value through profit or loss, loans and receivables, held to maturity investments, available-for-sale financial assets, or other financial liabilities.

i)	Non-derivative financial assets

Financial Instrument	Category	Subsequent Measurement
Accounts receivable	Loans and receivables	Amortized cost
Marketable securities	Fair value through profit or loss	Fair value

The Corporation’s accounts receivable are initially recognized on the date they originate and are measured at amortized cost using the effective interest method, less any impairment losses.

Marketable securities are classified at fair value through profit or loss as the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s risk management or investment strategy. Upon initial recognition, all transaction costs are recognized in net earnings or loss when incurred. At the period end date, marketable securities are measured at fair value derived from exchange traded values in active markets, any changes in the fair value are recognized in net earnings or loss.

ii)	Derivative assets and liabilities

The Corporation has entered into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices and currency rates. The Corporation has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Corporation considers all commodity and currency contracts to be economic hedges. As a result, all financial derivative contracts are classified as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value. Changes in the fair value of the commodity price and currency rate derivatives are recognized in net earnings or loss.

The Corporation has accounted for its forward physical delivery fixed-price sales contracts as derivative financial instruments, as the Corporation has settled such arrangements from time to time. Accordingly, such forward physical delivery fixed-price sales contracts are classified as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value.

Transaction costs on derivatives are recognized in net earnings or loss when incurred.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in net earnings or loss.

With respect to the gas storage obligation, the Corporation recognizes a derivative separate from the obligation relating to the change in the fair value of the natural gas to be delivered on maturity of the arrangement based on inputs including the forward price curves for natural gas. The corresponding change in the fair value of the embedded derivative is recognized in net earnings or loss.

iii)	Non-derivative financial liabilities

Financial Instrument	Category	Subsequent Measurement
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Senior notes	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost
Gas storage obligation	Financial liabilities	Amortized cost
Unitholders’ liability	Financial liabilities	Amortized cost

Accounts payable and accrued liabilities, dividends payable, long term bank debt and Senior Notes are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

The Corporation’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the conversion feature. As the debentures are converted, a portion of debt and conversion feature components are transferred to share capital. The debt component associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt component are reflected as non-cash interest expense in net earnings or loss. The convertible debentures are carried net of issue costs on the statement of financial position. The issue costs are amortized to net earnings or loss using the effective interest rate method.

The Corporation has a forward sales arrangement with a counterparty to fund the development of the Warwick gas storage facility, whereby the Corporation received cash in exchange for agreeing to deliver natural gas to the counterparty in the future. Upon receiving cash, a gas storage obligation is recorded. The obligation is accreted until its maturity using the effective interest method.

iv)	Share capital and Unitholders’ liability

Prior to June 30, 2010, the Corporation was a Trust. The redeemable feature of the Trust Units along with the unavoidable requirement for distributions to be paid out according to the provisions of the trust indenture caused the Trust Units to be classified as a Unitholders’ liability until the Trust’s conversion. The Trust Units were recorded at amortized cost.

Due to the Trust Units being classified as a liability the conversion feature of the convertible debentures was recorded as a derivative debenture liability. The derivative debenture liability was measured at fair value at each period end date while the Corporation was a trust.

Upon conversion, the Unitholders’ liability was reclassified to equity at its June 30, 2010 carrying amount. Similarly to the Trust Units, the derivative debenture liability component of the convertible debentures was reclassified to equity upon the conversion at its June 30, 2010 carrying amount.

Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

c)	Property, plant and equipment

i)	Production and development costs

The technical feasibility and commercial viability of extracting oil and natural gas is considered to be determinable when commercial reserves are determined to exist. Upon determination of commercial reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to a separate category within tangible assets referred to as oil and natural gas properties.

Items of property, plant and equipment, which include oil and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses. Development and production assets are grouped into CGUs for impairment testing. The Corporation has grouped its development and production assets into CGUs of oil and natural gas properties in geographical areas in Alberta, including the Warwick gas storage facility and shut-in fields under the Government of Alberta’s gas over bitumen royalty regime. There are no significant parts of an item of property, plant and equipment, including oil and natural gas properties, that have different useful lives from the life of the area or facility in general, that had to be accounted for as separate items.

Gains and losses on disposition of an item of property, plant and equipment, including oil and natural gas properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized in net earnings or loss. The carrying amount of any replaced or disposed component is derecognized.

ii)	Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as property, plant and equipment only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net earnings or loss as incurred. Such capitalized property, plant and equipment generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The costs of the day-to-day servicing of property, plant and equipment are recognized in net earnings or loss incurred.

iii)	Depletion and depreciation

The net carrying amount of development or production assets is depleted using the unit of production method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development and decommissioning costs necessary to bring those reserves into production. Future development and decommissioning costs are estimated taking into account the level of development required to produce the reserves. The future development cost estimates are reviewed by independent reserve engineers at least annually.

The Corporation revised its estimate of the depletion and depreciation rate of its oil and gas properties on January 1, 2011 to include probable reserves and associated future development and decommissioning costs. The effect of this change reduced depletion and depreciation expense by $119.8 million compared to depletion and depreciation expense as would have been calculated using proved reserves and associated future development and decommissioning costs for the year ended December 31, 2011. The amount of the effect on future periods has not been disclosed because estimating it is impracticable.

The Corporation’s oil and natural gas properties are depleted on the unit of production method over expected field lives ranging from five to 15 years.

The Corporation’s corporate assets are depreciated on a straight line basis at rates ranging from ten to 33 percent. Gas storage assets are depreciated using a five percent declining balance method.

Depreciation methods, useful lives and residual values are reviewed at each period end date.

d)	Exploration and evaluation expenditures

Pre-license costs, geological and geophysical costs and lease rentals of undeveloped properties are recognized in net earnings or loss as incurred.

E&E costs, consisting of the costs of acquiring oil and natural gas licenses, are capitalized initially as E&E assets according to the nature of the assets acquired. Costs associated with drilling exploratory wells in an undeveloped area will be capitalized. The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability. When technical feasibility and commercial viability is determined, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss if applicable is recognized to net earnings or loss. In addition, the Corporation tests for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Corporation’s E&E assets consist solely of undeveloped land and bitumen evaluation assets. Gains and losses on disposition of E&E assets are determined by comparing the proceeds from disposition with the carrying amount and are recognized in net earnings or loss.

e)	Goodwill

Goodwill arises on the acquisition of businesses, subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over the recognized amounts (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree. Goodwill is measured at cost less accumulated impairment losses. If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net earnings or loss.

f)	Assets held for sale

Non-current assets, or disposal groups consisting of assets and liabilities (“disposal groups”), are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Assets and liabilities qualifying as held for sale must be available for immediate sale in its present condition subject to normal terms and conditions and its sale must be highly probable.

Non-current assets, or disposal groups, are measured at the lower of the carrying amount and FVLCS, with impairments recognized in net earnings or loss. Non-current assets or disposal groups held for sale are presented in current assets and liabilities within the Statement of Financial Position. Assets held for sale are not subject to depletion and depreciation.

g)	Impairment

i)	Financial assets

Financial assets are assessed at each period end date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net earnings or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in net earnings or loss.

ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than E&E assets, are reviewed at each period end date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment test is completed each year for goodwill and other intangible assets that have indefinite lives or that are not yet available for use. E&E assets are assessed for impairment when they are reclassified to property, plant and equipment, as oil and natural gas properties, and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together at a CGU level which is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The recoverable amount of an asset or a CGU is determined based on the higher of its FVLCS and its value in use.

FVLCS is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCS of oil and gas properties is generally determined as the net present value of estimated future cash flows expected to arise from the continued use of the CGU and its eventual disposition, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a new present value of the CGU.

In determining value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally determined by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

Goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to the CGUs that are expected to benefit from the synergies of the combination. E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to oil and natural gas properties in property, plant and equipment.

An impairment loss is recognized if the carrying amount of an asset or its CGU, including the related decommissioning obligation, exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. Impairment losses are recognized in net earnings or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each period end date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

h)	Share based payments

Options to purchase common shares issued under the Share Option Plan are treated as equity-settled share based payments and are measured at grant date fair value by means of a binomial lattice option pricing model which takes the exercise price of the option to purchase a share, the price of the share at the grant date, the expected life of the grant based on the vesting date and expiry date, estimates of volatility and interest rates over its expected life. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. The grant date fair value of Share Options granted is recognized as share based payments, within general and administrative expenses, with a corresponding increase in contributed surplus over the vesting period. When Share Options are exercised for common shares, consideration paid by the option holder and associated contributed surplus is recorded to share capital.

The Dividend Bonus Arrangement is treated as a cash-settled share based payment plan, and as such the fair values of estimated dividend bonus obligations are adjusted at each period end date until settled. The fair value of the Dividend Bonus Arrangement for Share Options outstanding at June 30, 2010, is recorded as a share based payment liability and the increase or decrease in the fair value during the period, up to a maximum of the original grant date fair value, is charged or credited to contributed surplus. Any fair value calculated in excess of the original grant date fair value of the share options at June 30, 2010 and the fair value for the Dividend Bonus Arrangement related to the Share Options issued subsequent to June 30, 2010 is recorded to share based payments, within general and administrative expenses.

Restricted Rights issued under the Restricted Rights Plan and Performance Share Rights issued under the Performance Share Rights Plan are treated as equity-settled share based payments and are measured at grant date fair value and charged to net earnings or loss in the period they vest, within general and administrative expenses, with a corresponding increase to contributed surplus.

i)	Gas over bitumen royalty obligation

Royalty adjustments received related to the Corporation’s gas over bitumen properties are recorded as a liability as the Corporation cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences. Therefore, these royalty adjustments will be included in net earnings or loss when such determination can be made. For certain wells which have been disposed to a third party, the Corporation continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production has been transferred to the buyer and as a result the obligation is extinguished. Adjustments received for these wells are recorded as gas over bitumen revenue.

j)	Decommissioning obligations

The Corporation’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s estimate of expenditures required to settle the present obligation at the statement of financial position date and using a risk free interest rate not adjusted for credit risk (“risk free rate”). Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time, changes in the estimated future cash flows underlying the obligation and changes in the risk free rate. The accretion of the provision due to the passage of time is recognized in net earnings or loss whereas changes in the provision arising from the changes in estimated cash flows or changes in the risk free rate are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

k)	Revenue

Revenue and royalty expense from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product are transferred to the buyer which is usually when legal title passes to the external party. This is generally at the time product enters the pipeline.

The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. The Corporation does not hold title to third party storage gas and does not store proprietary gas.

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

l)	Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at period end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in net earnings or loss in the period in which they arise.

m)	Borrowing costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. All other borrowing costs are recognized in net earnings or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Corporation’s outstanding long-term bank debt during the period.

n)	Income tax

Income tax expense comprises current and deferred components. Income tax expense is recognized in net earnings or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the period end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the period end date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each period end date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

o)	Earnings or loss per share amounts

Basic earnings or loss per share is calculated by dividing the net earnings or loss by the weighted average number of common shares outstanding during the period. For the dilutive net earnings or loss per share calculation, the weighted average number of share outstanding is adjusted for the potential number of shares which may have a dilutive effect on net earnings or loss.

Diluted earnings or loss per share is calculated given the effect of the potential dilution that would occur if outstanding Share Options, Restricted Rights or potential dilutive convertible debentures were exercised or converted into common shares. The weighted average number of diluted shares is calculated in accordance with the treasury stock method for Share Options and Restricted Rights and the if-converted method for potentially issuable commons shares through the convertible debentures. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price. The if-converted method assumes conversion of convertible securities at the beginning of the reporting period.

From January 1, 2010 until the June 30, 2010 conversion, the Corporation included the Trust Units classified as liability in the denominator for basic and diluted per share calculations.

p)	New pronouncements adopted

Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

q)	Recent pronouncements issued

In May 2011, the IASB issued IFRS 11, Joint Arrangements, to replace International Accounting Standard (“IAS”) 31, Interests in Joint Ventures, IFRS 10, Consolidated Financial Statements, IFRS 12, Disclosure of Interests in Other Entities, and IFRS 13, Fair Value Measurements, effective for years beginning on or after January 1, 2013 with earlier application permitted. IFRS 11 eliminates the accounting policy choice between proportionate consolidation and equity method accounting for joint ventures available under IAS 31 and, instead, mandates one of these two methodologies based on the economic substance of the joint arrangement. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements. IFRS 12 requires entities to disclose information about the nature of their interests in joint ventures and IFRS 13 defines, and establishes a framework for measuring, fair value.

In June 2011, the IASB issued an amendment to IAS 19, Employee Benefits, to address the accounting and disclosure of defined benefit pension plans effective for years beginning on or after January 1, 2013 with earlier application permitted.

Perpetual has not applied any of these new standards as of December 31, 2011. Perpetual continues to assess their impact and, at this time, does not anticipate any of them to result in significant accounting or disclosure changes.

4.	ASSETS HELD FOR SALE

Assets and liabilities held for sale at December 31, 2011 were as follows:

Assets held for sale

Exploration and evaluation (note 6)	4,836
Property, plant and equipment (note 5)	15,489
20,325

Liabilities associated with assets held for sale

Decommissioning obligations (note 15)	4,843

During the fourth quarter of 2011, Perpetual had announced plans to dispose of non-core assets. At December 31, 2011, assets of $20.3 million and associated liabilities of $4.8 million represent a disposal group within the Corporation’s West Central and Other South CGU’s and are presented as held for sale as at December 31, 2011. Further details concerning the sale of these and other assets sold in 2012 are provided in note 23.

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Gas Properties	Corporate Assets	Total

Cost

January 1, 2010	2,338,883	4,854	2,343,737
Additions	158,120	707	158,827
Transferred from exploration and evaluation	13,730	–	13,730
Acquisitions	123,348	–	123,348
Capitalized borrowing costs	305	–	305
Dispositions	(59,618)	–	(59,618)
December 31, 2010	2,574,768	5,561	2,580,329
Additions	137,066	588	137,654
Transferred from exploration and evaluation	9,538	–	9,538
Acquisitions	7,098	–	7,098
Dispositions	(28,681)	–	(28,681)
Reclassification to assets held for sale (note 4)	(59,317)	–	(59,317)
December 31, 2011	2,640,472	6,149	2,646,621

Accumulated depletion, depreciation and impairment losses

January 1, 2010	(1,468,418)	(3,163)	(1,471,581)
Depletion and depreciation	(224,284)	(738)	(225,022)
Impairment losses	(24,261)	–	(24,261)
December 31, 2010	(1,716,963)	(3,901)	(1,720,864)
Depletion and depreciation	(115,139)	(911)	(116,050)
Impairment losses	(25,607)	–	(25,607)
Reclassification to assets held for sale (note 4)	43,828	–	43,828
December 31, 2011	(1,813,881)	(4,812)	(1,818,693)

Carrying amount

January 1, 2010 (note 24)	870,465	1,691	872,156
December 31, 2010 (note 24)	857,805	1,660	859,465
December 31, 2011	826,591	1,337	827,928

At December 31, 2011, property, plant and equipment included $4.5 million (December 31, 2010 – $4.5 million) of costs currently not subject to depletion and $23.8 million (December 31, 2010 – $23.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the year ended December 31, 2011, the Corporation disposed of non-core oil and natural gas properties for cash proceeds of $41.7 million (2010 – $84.2 million). Gain on dispositions totaling $12.0 million (2010 – $41.8 million) was recorded in net loss.

For the year ended December 31, 2011, the Corporation recognized impairment losses of $25.6 million on natural gas assets geographically located within the Birchwavy West and Other South CGU’s (2010 – $24.3 million on Birchwavy West, West Central and Other South CGU’s). The impairments resulted from the decline in forecast natural gas prices. The impairments recognized were based on the difference between the carrying amount of the CGU’s (including decommissioning costs) and the value in use. In assessing value in use, the estimated future cash flows were discounted to their present value using a pre-tax discount rate of 10.0 percent (2010 – 10.0 percent). The amount in value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.

On April 1, 2010, the Corporation closed an acquisition of certain petroleum and natural gas properties and related assets located in the Edson area of the Corporation’s West Central CGU. The acquisition was partially financed with the proceeds of a bought deal subscription receipt financing, which closed on March 30, 2010, as well as through available credit facilities. Under the bought deal financing, Perpetual issued 12.1 million common shares at a price of $4.75 per common share for gross proceeds of $57.5 million. The remainder of the $123.3 million consideration consisted of a cash payment. Perpetual assumed $4.4 million of decommissioning obligations in the transaction. The purchase price was allocated to property, plant and equipment and E&E assets with no consideration assigned to goodwill, intangible assets or deferred tax assets or liabilities and no working capital involved in the acquisition.

6.	EXPLORATION AND EVALUATION

Cost

January 1, 2010 (note 24)	111,604
Additions	13,790
Acquisitions (note 5)	21,014
Dispositions	(15,380)
Transferred to property, plant and equipment	(13,730)
Non-cash exploration and evaluation expense	(9,824)
December 31, 2010 (note 24)	107,474
Additions	25,787
Acquisitions	609
Dispositions	(4,532)
Transferred to property, plant and equipment	(9,538)
Non-cash exploration and evaluation expense	(8,201)
Reclassification to assets held for sale (note 4)	(4,836)
December 31, 2011	106,763

The Corporation’s E&E assets consist of undeveloped land and bitumen evaluation assets.

During the year ended December 31, 2011, $7.8 million (2010 – $8.5 million) in costs were charged directly to E&E expense in net loss.

7.	GOODWILL

Goodwill was recognized as a result of the Corporation acquiring an oil and gas exploration and production company in 2004 which was assigned entirely to the Athabasca CGU. During the year ended December 31, 2011, the Corporation derecognized the remaining goodwill of $6.0 million to loss on disposition of property, plant and equipment as the Corporation disposed the remaining assets in the Athabasca CGU associated with this previous acquisition.

8.	BANK DEBT

The Corporation’s Credit Facility is with a syndicate of Canadian chartered banks. The revolving nature of the Credit Facility expires on May 29, 2012. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. On December 9, 2011, the Corporation completed its semi-annual review of the borrowing base with its lenders. The borrowing base was reduced from $210.0 million to $190.0 million. On March 1, 2012, the borrowing based was further reduced due to asset sales from $190.0 million to $171.0 million, consisting of a demand loan of $156.0 million and a working capital facility of $15.0 million (note 23). The next redetermination of the Corporation’s borrowing base is scheduled for April 30, 2012.

The Corporation has covenants that require twelve month trailing earnings before interest, taxes and depletion and depreciation to consolidated debt and consolidated senior debt to be less than 4:0 to 1:0 and 3:0 to 1:0, respectively. Consolidated debt is defined as the sum of the Corporation’s period end balance of the Credit Facility, Senior Notes and outstanding letters of credit (“consolidated debt”). Consolidated senior debt is defined as the sum of consolidated debt less the period end balance of the Senior Notes. The Corporation was in compliance with the lenders’ covenants at December 31, 2011. In addition to amounts outstanding under the Credit Facility, the Corporation has outstanding letters of credit in the amount of $7.7 million (December 31, 2010 – $6.1 million). Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a margin based on the Corporation’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate plus margin. The effective interest rate on outstanding amounts at December 31, 2011 was 5.5 percent (December 31, 2010 – 4.2 percent).

9.	SENIOR NOTES

On March 15, 2011, the Corporation issued $150.0 million in Senior Notes. The Senior Notes are direct senior unsecured obligations of Perpetual, ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation. The Senior Notes have a cross-default provision with the Corporation’s Credit Facility. The Corporation was in compliance with the lenders’ covenants at December 31, 2011. The Senior Notes mature on March 15, 2018 and bear interest at 8.75 percent, payable semi-annually on September 15 and March 15 of each year beginning on September 15, 2011. The Corporation can redeem at a premium to face value, with equity proceeds from common share offerings, up to 35 percent of the principal amount of the Senior Notes prior to March 15, 2015. The Corporation can repay the Senior Notes at any time on or after March 15, 2015 to maturity date at a premium to face value based on date of repayment. The Senior Notes are presented net of $3.8 million in issue costs which are amortized using an effective interest rate of 9.1 percent.

10.	CONVERTIBLE DEBENTURES

The Corporation’s 6.50% Convertible Debentures issued on June 20, 2007 under the symbol PMT.DB.C mature on June 30, 2012, bear interest at 6.50% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes. The 6.50% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

The Corporation’s 7.25% convertible unsecured subordinated debentures amended on December 17, 2009 under the symbol PMT.DB.D (“7.25% Convertible Debentures”) mature on January 31, 2015, bear interest at 7.25% per annum paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes. The 7.25% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.50 per common share.

The Corporation’s 7.00% junior convertible unsecured subordinated debentures issued on May 26, 2010 under the symbol PMT.DB.E (“7.00% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.00% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility, Senior Notes and all other series of convertible debentures. The 7.00% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

At the option of the Corporation, the repayment of the principal amount of the convertible debentures may be settled in common shares. The number of common shares to be issued upon redemption by the Corporation will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Prior to Perpetual’s conversion on June 30, 2010, the convertible debentures were classified as debt on the consolidated statement of financial position with a portion of the debentures allocated to derivative debenture liability to reflect the value of the conversion option to the holders. At January 1, 2010, the derivative debenture liability was $8.4 million and was adjusted for changes in fair value at each subsequent period end date until the June 30, 2010 conversion. The derivative debenture liability of the convertible debentures was reclassified to equity upon the conversion at its June 30, 2010 carrying amount of $8.5 million. The debt component is measured at amortized cost, after initial recognition at fair value.

		Series
	6.25%	6.50%	7.25%	7.00%	Total
	PMT.DB.B	PMT.DB.C	PMT.DB.D	PMT.DB.E
Carrying amount

Balance, January 1, 2010	55,271	71,927	92,999	–	220,197
Issue of debentures	–	–	–	60,000	60,000
Issue fees for debentures	–	–	(203)	(2,724)	(2,927)
Equity component of issued debentures	–	–	–	(5,460)	(5,460)
Accretion	–	551	885	505	1,941
Amortization of debenture issue fees	–	551	430	228	1,209
Repayment of principal on maturity	(55,271)	–	–	–	(55,271)
Long term balance, December 31, 2010	–	73,029	94,111	52,549	219,689
Accretion	–	591	807	790	2,188
Amortization of debenture issue fees	–	630	407	356	1,393
Balance, December 31, 2011	–	74,250	95,325	53,695	223,270
Current	–	74,250	–	–	74,250
Long term	–	–	95,325	53,695	149,020

Market Value

December 31, 2010	–	75,674	101,971	60,240	237,885
December 31, 2011	–	72,543	79,987	45,690	198,220

Principal amount outstanding

December 31, 2010 and December 31, 2011	–	74,925	99,972	60,000	234,897

11.	GAS STORAGE OBLIGATION

To provide funding for the development of a natural gas storage facility, the Corporation entered into a forward sales arrangement with a counterparty, whereby the Corporation received $31.6 million on June 30, 2010 and an additional $10 million in 2011. In exchange for the funds received, the Corporation agreed to deliver 8.0 billion cubic feet of natural gas to the counterparty during the first quarter of 2013. During the year ended December 31, 2011, the maturity of the obligation was extended to the first quarter of 2016. The Corporation incurred $0.5 million in issue fees pertaining to the gas storage arrangement, which are netted against the gas storage obligation.

The gas storage obligation on the statement of financial position, in combination with the related derivative asset, represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method.

For the year ended December 31, 2011, the Corporation recorded an unrealized gain of $4.1 million (2010 – $3.7 million) on the derivative gas storage asset due to the change in the forward price curves for natural gas used in the determination of the obligation to be repaid. As at December 31, 2011, the fair value of the derivative gas storage asset was $7.8 million (December 31, 2010 – $3.7 million)

A reconciliation of the gas storage obligation is provided below:

Balance, January 1, 2010	–
Receipt of funds	31,569
Issue fees	(418)
Accretion	570
Balance, December 31, 2010	31,721
Receipt of funds	10,000
Issue fees	(91)
Balance, December 31, 2011	41,630

12.	GAS OVER BITUMEN ROYALTY OBLIGATION

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provides a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board as a result of bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices. In periods of very low gas prices the Corporation’s net crown royalty expenses are lower than the monthly royalty adjustment, and as such the royalty adjustments are not received immediately. As of December 31, 2011, the Corporation has accumulated $9.1 million (December 31, 2010 – $8.5 million) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty obligation on the statement of financial position.

A reconciliation of the gas over bitumen royalty obligation is provided below:

Balance, January 1, 2010	77,167
Royalty adjustments on dispositions	(13,767)
Royalty adjustments	10,454
Royalty adjustments not yet received	(3,357)
Balance, December 31, 2010	70,497
Royalty adjustments	4,772
Royalty adjustments not yet received	(564)
Balance, December 31, 2011	74,705

In 2006 and 2010, the Corporation disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the wells disposed, although the ownership of the natural gas reserves was transferred to the buyers. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer the Corporation’s responsibility. As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are considered revenue since they will not be repaid to the Crown. For the year ended December 31, 2011, the Corporation recognized $6.7 million (2010 – $15.6 million) in revenue respectively, related to previous gas over bitumen royalty obligations for wells disposed.

13.	SHARE CAPITAL

a)	Authorized

Authorized capital consists of an unlimited number of common shares.

b)	Trust conversion

At January 1, 2010, the Corporation was a trust. Under IAS 32 Financial Instruments: Presentation, the redeemable feature of the trust units along with the unavoidable requirement for distributions to be paid out according to the provisions of the trust indenture required the trust units to be classified as a liability. Upon the June 30, 2010 conversion, the trust unit liability was reclassified to equity at its carrying amount.

c)	Issued and outstanding

The following is a summary of changes in Unitholders’ liability:

	Number
	of Units	Amount ($)
Balance, January 1, 2010	126,223,517	1,156,245
Trust Units issued pursuant to Restricted Rights Plan	141,760	1,012
Trust Units issued pursuant to Unit Incentive Plan	114,625	654
Trust Units issued pursuant to Distribution Reinvestment Plan	5,033,838	23,784
Trust Units issued pursuant to Unit offering	12,109,500	57,520
Issue fees incurred	–	(3,199)
Transfer to share capital upon conversion	(143,623,240)	(1,236,016)
Balance, June 30, 2010	–	–

The following is a summary of changes in share capital:

	Number
	of Shares	Amount ($)
Balance, June 30, 2010	–	–
Transfer from Unitholders’ liability upon conversion	143,623,240	1,236,016
Common shares issued pursuant to Restricted Rights Plan	27,802	175
Common shares issued pursuant to Share Option Plan	76,145	515
Common shares issued pursuant to Premium Dividend Reinvestment Plan	4,270,007	19,535
Common shares issued pursuant to Severo acquisition	287,086	1,479
Issue fees incurred	–	(258)
Balance, December 31, 2010	148,284,280	1,257,462
Common shares issued pursuant to Restricted Rights Plan	246,766	1,043
Common shares issued pursuant to Share Option Plan	46,313	494
Common shares repurchased	(1,611,100)	(4,718)
Issue fees incurred	–	(8)
Balance, December 31, 2011	146,966,259	1,254,273

d)	Per share information

For the year ended December 31, 2011, basic per share amounts are calculated using the weighted average number of common shares outstanding of 147,693,782 (2010 – 140,623,543). From January 1, 2010 until the June 30, 2010 conversion, the Corporation included the Trust Units classified as liability in the denominator for basic and diluted per share calculations. The Corporation uses the treasury stock method for Share Options and Restricted Rights in instances where market price exceeds exercise price thereby impacting the diluted calculations. The Corporation uses the if-converted method for potentially issuable commons shares through the convertible debentures. In computing diluted per share amounts for the year ended December 31, 2011, nil common shares were added to the basic weighted average number of common shares outstanding (2010 – nil) for the dilutive effect of Share Options, Restricted Rights and convertible debentures. In computing diluted per share amounts for the year ended December 31, 2011, 12,297,100 Share Options, 1,365,107 Restricted Rights, 276,200 Performance Share Rights and 27,177,437 potentially issuable common shares through the convertible debentures were excluded as the Corporation had a net loss (2010 – 12,075,300, 250,102 and nil Share Options, Restricted Rights and Performance Share Rights respectively and 27,177,437 potentially issuable through the convertible debentures).

e)	Dividends

Dividends of $0.03 per common share per month were declared by the Corporation for the months of January through April, 2011. The Corporation announced a reduction to the dividend to $0.015 per common share per month for the months of May through September 2011. Total dividends declared for the year ended December 31, 2011 were $28.9 million. For the year ended December 31, 2010, the Corporation declared distributions of $0.05 per Trust unit/common share per month for the months of January through October 2010 followed by a reduction to $0.03 per Trust unit/common share per month for the months of November and December 2010 for total distributions declared of $78.6 million consisting of $40.5 million in interest on Trust Units prior to Perpetual’s conversion to a corporation on June 30, 2010 and $38.1 million in dividends post conversion.

On October 19, 2011 the Corporation announced that future dividend payments would be suspended until further notice.

14.	SHARE BASED PAYMENTS

a)	Share Option Plan

In conjunction with the conversion on June 30, 2010, the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan, which permits the Board of Directors to grant Share Options to the Corporation and affiliated entities' employees, officers, directors and other direct and indirect service providers. All outstanding Incentive Rights were replaced with Share Options on a one for one basis, with the same exercise price and vesting conditions. The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the Corporation’s long-term performance. The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting. The exercise price of the Share Options shall not be less than the value of the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant.

Prior to the June 30, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant. This exercise price reduction was discontinued at the time of the implementation of the Share Option Plan. Prior to the conversion, the Unit Incentive Plan was accounted for as a cash-settled plan. Unit Incentive Rights outstanding under the Unit Incentive Plan were fair valued at each period end date, with changes in the fair value being recognized in net earnings or loss as shared based compensation within general and administrative expense.

Share Options outstanding under the Share Option Plan are accounted for as equity-settled awards fair valued at the grant date and expensed over the expected lives of the options. The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. For the year ended December 31, 2011 the Corporation recorded $3.7 million in share based payment expense related to Share Options (2010 – $1.9 million).

At December 31, 2011, the Corporation had 13.7 million Share Options and Restricted Rights (December 31, 2010 – 12.3 million) issued and outstanding relative to the 14.7 million (ten percent of total common shares outstanding) reserved under the Share Option and Restricted Rights Plans (December 31, 2010 – 14.8 million). As at December 31, 2011, 4.2 million Share Options granted under the Share Option Plan had vested but were unexercised (December 31, 2010 – 2.5 million).

The Corporation used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options. During the year ended December 31, 2011, the Corporation granted 2.9 million Share Options under the Share Option Plan. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

Period of grant	2011	2010
Dividend yield (%)	0.0 – 5.9	0.0 – 11.9
Forfeiture rate (%)	2.6 – 8.0	0.0 – 3.2
Expected volatility (%)	41.2 – 50.6	46.7 – 49.9
Risk-free interest rate (%)	0.9 – 2.2	1.7 – 2.3
Expected life (years)	2.5 – 4.5	3.0 – 3.8
Vesting period (years)	3.0 – 4.0	3.0 – 4.0
Contractual life (years)	4.0 – 5.0	4.0 – 5.0
Weighted average grant date fair value	$0.58	$0.98

	Average Exercise Price	Share Options(1)
Balance, December 31, 2009	$4.72	8,861,850
Granted	4.78	4,515,450
Forfeited	4.84	(1,111,230)
Exercised	3.68	(190,770)
Balance, December 31, 2010	4.55	12,075,300
Granted	2.14	2,858,300
Forfeited	4.62	(2,381,375)
Exercised	2.09	(255,125)
Balance, December 31, 2011	$4.00	12,297,100

(1) On June 30, 2010, the Corporation’s outstanding Unit Incentive Rights were exchanged for Perpetual Share Options on a one-for-one basis and equivalent terms.

The following table summarizes information about Share Options outstanding at December 31, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number (#)	Average Contractual Life (years)	Weighted Average Exercise Price ($)	Number (#)	Weighted Average Exercise Price ($)
$1.19 to $2.44	1,481,700	3.97	1.26	–	–
$2.45 to $4.49	5,999,650	2.59	3.54	2,435,506	3.64
$4.50 to $6.99	4,226,500	2.63	4.96	1,215,583	5.12
$7.00 to $8.99	183,500	0.82	7.47	169,250	7.40
$9.00 to $11.00	405,750	0.44	9.13	405,750	9.13
Total	12,297,100	2.67	4.00	4,226,089	4.74

b)	Restricted Rights Plan

The Corporation has a Restricted Rights Plan for certain officers, employees and direct and indirect service providers. Restricted Rights granted under the Restricted Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Restricted Rights were granted. The Restricted Rights typically vest on a graded basis over two years. At the expiration of the Exercise Period, any Restricted Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested common shares at no cost plus an additional number of common shares equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium Dividend Reinvestment Plan accrued since the grant date.

For the year ended December 31, 2011, $1.8 million in share based payments were recorded in respect of Restricted Rights (2010 – $0.9 million).

The following table shows changes in the Restricted Rights outstanding under the Restricted Rights Plan:

Balance, January 1, 2010	288,629
Exercised	(169,564)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	32,082
Balance, December 31, 2010	250,102
Exercised	(250,433)
Granted	1,389,348
Forfeited	(55,385)
Additional grants for accrued Dividends	31,475
Balance, December 31, 2011	1,365,107

c)	Performance share rights plan

The Corporation has a Performance Share Rights Plan for the Corporations senior management team. Performance Share Rights granted under the Performance Share Rights Plan may be exercised two years after the date upon which the Performance Share Rights were granted. The Performance Share Rights vest on a graded basis over two years. The amount of Performance Share Rights that vest is a multiple of the Performance Share Rights granted contingent upon the achievement of certain performance metrics over the vesting period. Vested Performance Share Rights can be settled in cash or Restricted Rights, at the discretion of the Board of Directors. Upon vesting, Performance Share Rights Plan participants are entitled to receive an additional number of Performance Share Rights equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium Dividend Reinvestment Plan accrued since the grant date. Should participants of the Performance Share Rights Plan leave the organization other than through retirement or termination without cause prior to the vesting date, the Performance Share Rights would be forfeited.

At December 31, 2011, the Corporation had 276,200 Performance Share Rights issued and outstanding under the Performance Share Rights Plan (December 31, 2010 – nil).

For the year ended December 31, 2011, $0.1 million in share based payments were recorded in respect of the Performance Share Rights granted (2010 – nil).

d)	Dividend bonus agreement

On July 17, 2010, the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or Restricted Rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. The amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 dividend. Plan participants are entitled to 25 percent of such aggregate dividend for vested options which expire out of the money. The Dividend Bonus Arrangement is accounted for as a cash-settled plan. The fair value of this liability has been estimated by calculating the net present value of the dividend streams that would come into effect under different share prices at estimated exercise and expiry dates. These discounted dividend streams are then multiplied by the probability of prices being within a certain range. A liability of $0.7 million has been calculated as at December 31, 2011 (December 31, 2010 – $2.1 million) to reflect the value outstanding under the Dividend Bonus Arrangement.

15.	DECOMMISSIONING OBLIGATIONS

The total future asset decommissioning obligations are estimated based on the Corporation’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.

The Corporation adjusts the decommissioning obligations on each period end date for changes in the risk free rate. Accretion is calculated on the adjusted balance after taking into account additions and dispositions to property, plant, and equipment. Decommissioning obligations are also adjusted annually for revisions to the future liability cost and the estimated timing of costs to be incurred in future years.

The Corporation has estimated the net present value of its total decommissioning obligations to be $247.7 million as at December 31, 2011 (December 31, 2010 – $236.2 million) based on an undiscounted inflation-adjusted total future liability of $326.3 million (December 31, 2010 – $349.6 million). These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2025. At December 31, 2011, the Corporation used an average risk free rate of 2.6 percent (December 31, 2010 – 2.7 percent) to calculate the present value of the decommissioning obligations.

The following table reconciles the Corporation’s decommissioning obligations:

Balance at January 1, 2010	253,344
Obligations acquired	12,996
Obligations incurred	2,725
Obligations disposed	(33,259)
Change in risk free rate	18,232
Change in estimates	(20,643)
Obligations settled	(4,880)
Accretion	7,648
Balance at December 31, 2010 (note 24)	236,163
Obligations acquired	474
Obligations incurred	4,922
Obligations disposed	(9,587)
Change in risk free rate	16,268
Change in estimates	(5,314)
Obligations settled	(2,514)
Accretion	7,291
Reclassification to liabilities associated with assets held for sale (note 4)	(4,843)
Balance at December 31, 2011	242,860

16.	NON-CASH WORKING CAPITAL INFORMATION

	Years ended December 31,
	2011	2010
Accounts receivable	(145)	(1,380)
Prepaid expenses and deposits	1,137	7,882
Accounts payable and accrued liabilities	(23,575)	32,257
Dividends payable	(4,449)	(1,860)
Change in non-cash working capital	(27,032)	36,899

The change in non-cash working capital has been allocated to the following activities:

	Years ended December 31,
	2011	2010
Operating	(9,563)	15,228
Financing	(6,904)	2,107
Investing	(10,565)	19,564
Change in non-cash working capital	(27,032)	36,899

17.	FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these annual consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Board of Directors has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, oil and natural gas marketers and derivative contract counterparties.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production. The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers. The Corporation historically has not experienced any significant collection issues with its oil and natural gas marketing receivables. Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner. The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure. However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection. The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

The Corporation manages the credit exposure related to derivatives by engaging in economic hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the year ended December 31, 2011, credit risk did not have any impact on the change in fair value of financial assets and liabilities classified as fair value through profit or loss.

The carrying amount of accounts receivable, marketable securities and fair value of derivatives represents the Corporation’s maximum credit exposure. The Corporation’s allowance for doubtful accounts as at December 31, 2011 is $0.6 million (December 31, 2010 – $0.1 million). The amount of the allowance was determined by assessing the probability of collection for each past due receivable. The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question. The total amount of accounts receivables 90 days past due amounted to $3.9 million as at December 31, 2011 (December 31, 2010 – $2.3 million). As at December 31, 2011, as a partial mitigating factor to the credit exposure, the Corporation has $1.9 million (December 31, 2010 – $0.8 million) payable to counterparties from which the Corporation holds 90 days past due receivables.

b)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary. Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Corporation has a Credit Facility, as outlined in note 8. The Corporation’s Credit Facility and borrowing base are subject to review by its lenders on a semi-annual basis.

The following are the contractual maturities of financial liabilities and associated interest payments as at December 31, 2011:

Contractual repayments of financial liabilities	Total	2012	2013	2014-2016	Thereafter
Accounts payable and accrued liabilities	50,404	50,404	–	–	–
Derivative liability	17,706	6,841	3,064	7,801	–
Long term bank debt – principal (1)	130,062	–	130,062	–	–
Senior notes – principal	150,000	–	–	–	150,000
Convertible debentures – principal (2)	234,897	74,925	–	159,972	–
Gas storage obligation	41,630	–	–	41,630	–
Total	624,699	132,170	133,126	209,403	150,000
(1)	The revolving feature of the Credit Facility expires on May 29, 2012 if not extended. Upon expiry of the revolving feature of the Credit Facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.
(2)	Assuming repayment of principal is not settled in common shares, at the option of the Corporation.

Interest payments on financial liabilities	Total	2012	2013	2014-2016	Thereafter
Long term bank debt(1)	10,133	7,153	2,980	–	–
Senior notes	81,411	13,125	13,125	39,375	15,786
Convertible debentures(2)	41,595	13,883	11,448	16,264	–
Total	133,139	34,161	27,553	55,639	15,786
(1)	Assuming revolving feature of the Credit Facility is not extended and calculated at the December 31, 2011 effective interest rate of 5.5% assuming a constant debt level equivalent to the balance at December 31, 2011.

(2) Assuming payment of interest is not settled in common shares at the option of the Corporation.

c)	Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, equity prices, commodity prices and interest rates will affect the Corporation’s net earnings or loss or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed-price physical delivery sales contracts to manage market risks related to commodity prices and currency rates. All such transactions are conducted in accordance with the Corporation’s Hedging and Risk Management Policy, which has been approved by the Board of Directors.

i)	Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows of the Corporation will fluctuate as a result of changes in foreign exchange rates. The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars. Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas. From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows. The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

ii)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for oil and natural gas are impacted by the world economic events that dictate the levels of supply and demand. The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts. The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of the trailing quarter’s production including gas over bitumen deemed production, as outlined in the Corporation’s Hedging and Risk Management Policy.

As at December 31, 2011, the Corporation has variable priced physical natural gas sales contracts based on future market prices. These contracts are not classified as non-financial derivatives due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

Realized gains on commodity price derivatives recognized in net loss for the year ended December 31, 2011 were $2.2 million (2010 – $155.0 million). The realized gains on commodity price derivatives for the year ended December 31, 2011, included nil in respect of settlement of contracts prior to maturity (2010 – $134.2 million).

Natural gas contracts

At December 31, 2011, the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	60,000	$3.21	January 2012
Financial	bought	(46,365)	$3.00	January 2012
Financial (1)	sold	30,000	$3.63	January 2012 – December 2012
Financial (2)	sold	15,250	$3.90	January 2012 – December 2012
Financial	sold	10,000	$2.85	April 2012 – October 2012
Financial	sold	7,500	$3.60	January 2013 – December 2013
(1)	These derivative transactions are part of paired transactions in which the proceeds from the sale of 2014 oil call options were used to fund the 2012 natural gas contract at the price indicated.

(2)	This derivative transaction is part of paired transaction in which the proceeds from the sale of a December 31, 2011 oil swaption were used to fund the 2012 natural gas contract at the price indicated.

At December 31, 2011, the Corporation had entered into forward gas sales arrangements at NYMEX as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (MMBTU/d)	Price ($/MMBTU)	Term
Financial	sold	50,000	$3.51	January 2012
Financial	sold	25,000	$3.00	February 2012

At December 31, 2011, the Corporation had entered into financial forward gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	50,000	$(0.46)	January 2012 – March 2012
Financial	bought	(12,500)	$(0.60)	April 2012 – October 2012
Financial	sold	62,500	$(0.57)	April 2012 – October 2012

Oil contracts

At December 31, 2011, the Corporation had entered into a financial and forward physical oil sales arrangement to fix the basis differential between the WTI and WCS trading hubs as follows. The price at which this contract settles is equal to the WTI index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Financial	sold	400	$(17.35)	January 2012 – December 2012

At December 31, 2011 the Corporation had entered into the following costless collar oil sales arrangements:

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Call	sold	500	$89.00	January 2012 – December 2012
Put	bought	(500)	$80.00	January 2012 – December 2012
Call	sold	500	$91.00	January 2012 – December 2012
Put	bought	(500)	$82.00	January 2012 – December 2012
Call	sold	500	$97.00	January 2012 – December 2012
Put	bought	(500)	$85.00	January 2012 – December 2012

At December 31, 2011, the Corporation had entered into financial call option oil sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of oil at specified prices in the future periods. Any subsequent changes in the fair values of the call options are included in change in fair values of commodity derivatives in net loss.

Type of Contract	Perpetual Sold/Bought	Volumes at WTI (bbls/d)	Price (US$/bbls)	Term
Financial	sold	1,000	$105.00	January 2013 – December 2013
Financial (1)	sold	1,000	$105.00	January 2014 – December 2014
Financial (1)	sold	1,000	$105.00	January 2014 – December 2014
(1)	These oil call options are part of paired transactions in which the proceeds from the sale of the call options were used to fund the 2012 natural gas contract price.

The Corporation has entered into a financial oil call swaption, whereby the Corporation’s counterparty has the right to exercise the call option on December 31, 2012 or it expires. If exercised, the Corporation will be entered into a forward oil sales arrangement for 1,000 bbls/d at a WTI price of US$95.00/bbls for a term of January 2013 – December 2013.

Power contracts

At December 31, 2011, the Corporation had entered into the following forward financial contracts to mitigate the risk associated with fluctuations in power prices:

Type of Contract	Perpetual Sold/Bought	Volume (MWh)	Price (CAD$/MWh)	Term
Financial	bought	(2,745.36)	$49.60	January 2012
Financial	bought	(2,157.60)	$49.60	February 2012
Financial	bought	(2,209.68)	$49.60	March 2012
Financial	bought	(4,516.08)	$72.39	January 2012
Financial	bought	(3,793.20)	$72.39	February 2012
Financial	bought	(2,923.92)	$72.39	March2012
Financial	bought	(6,480.00)	$76.00	January 2013 – March 2013

Foreign exchange contracts

At December 31, 2011, the Corporation had entered into the following $US forward sales arrangements to limit the Corporation’s exposure to the effects of strength in the Canadian dollar on natural gas prices.

Type of Contract	Perpetual Sold/Bought	Notional $USD/month	Exchange rate (CAD$/USD$)	Term
Financial	bought	$(1,000,000)	$1.0019	January 2012 – December 2012
Financial	bought	$(1,000,000)	$1.0085	January 2012 – December 2012
Financial	bought	$(1,000,000)	$1.0125	January 2012 – December 2012
Financial	bought	$(2,000,000)	$1.0535	January 2012 – December 2012

The following table reconciles the Corporation’s derivative assets and liabilities:

	Current	Non Current	Total
Balance, January 1, 2010	46,152	21,167	67,319
Unrealized gain on gas storage obligation derivative	–	3,729	3,729
Unrealized loss on forward natural gas contracts	(41,881)	(21,334)	(63,215)
Balance, December 31, 2010	4,271	3,562	7,833
Unrealized gain on gas storage obligation derivative	–	4,117	4,117
Unrealized gain on natural gas and oil contracts	4,983	531	5,514
Unrealized loss financial oil call swaption	(4,242)	–	(4,242)
Unrealized loss on oil call options	–	(11,396)	(11,396)
Unrealized gain on power contracts	424	13	437
Unrealized gain on forward foreign exchange contracts	327	–	327
Balance, December 31, 2011	5,763	(3,173)	2,590

Assets	12,604	7,692	20,296
Liabilities	(6,841)	(10,865)	(17,706)
Balance, December 31, 2011	5,763	(3,173)	2,590

The following table reconciles the Corporation’s change in fair value of commodity derivatives:

	Years ended December 31,
	2011	2010
Realized gain on natural gas and oil contracts	2,217	155,025
Call option premiums received	3,124	1,851
Unrealized gain (loss) on natural gas and oil contracts	5,514	(63,215)
Unrealized loss financial oil call swaption	(4,242)	–
Unrealized loss on oil call options	(11,396)	–
Unrealized gain on power contracts	437	–
Unrealized gain on forward foreign exchange contracts	327	–
	(4,019)	93,661

Commodity and currency price sensitivity analysis

As at December 31, 2011, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, the fair value of commodity price derivatives and after tax net loss for the period would have changed by $3.0 million. Fair value sensitivity was based on published forward AECO and NYMEX prices. Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at December 31, 2011.

As at December 31, 2011, if the $US to $CAD foreign exchange rate changed by $0.025 for foreign exchange contracts, with all other variables held constant, the fair value of currency price derivatives and after tax net loss for the period would have changed by $1.2 million.

iii)	Interest rate risk

The Corporation utilizes a Credit Facility which bears a floating rate of interest and as such is subject to interest rate risk. Increased future interest rates will decrease future cash flows and net earnings or loss, thereby potentially affecting the Corporation’s future dividends and capital investments.

The Corporation’s Senior Notes and convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations. To ensure accounts payable, accrued liabilities and dividends payable are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2011 (December 31, 2010 – nil).

Interest rate sensitivity analysis

For the year ended December 31, 2011, if interest rates had been one percent lower or higher the impact on net loss would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Increase) decrease in net loss	(1,094)	1,094

The impact on net loss as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

d)	Fair value of financial assets and liabilities

Fair value measurements are required to be classified into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair value of accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage obligation is captured through the recording of a derivative asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying amount.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to IFRS requirements, and as such these fair values are derived from exchange traded values in active markets as at the period end date.

The fair values of derivative contracts and the gas storage obligation are based on Level 2, in reference to IFRS requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the period end date, based on natural gas and power volumes in executed contracts.

The fair value of the Senior Notes are based on Level 2 and is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the period end date of similar note offerings.

The fair value of financial assets and liabilities were as follows:

	December 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Loans and receivables at amortized cost
Accounts receivable	35,604	35,604	35,459	35,459
Fair value through profit and loss
Marketable securities	3,282	3,282	6,007	6,007
Derivatives	20,296	20,296	7,833	7,833
Financial liabilities:
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	50,404	50,404	73,979	73,979
Dividends payable	–	–	4,449	4,449
Derivatives	17,706	17,706	–	–
Long term bank debt	130,062	130,062	182,612	182,612
Senior notes	146,634	140,250	–	–
Convertible debentures	223,270	198,220	219,689	237,885
Gas storage obligation	41,630	41,630	31,721	31,721

18.	CAPITAL MANAGEMENT

The Corporation's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics its underlying oil and natural gas assets. The Corporation considers its capital structure to include share capital, bank debt, Senior Notes, convertible debentures and adjusted working capital. In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending to manage current and projected debt levels.

The Corporation monitors capital based on the ratio of net debt to trailing twelve months funds flow, calculated as follows for the year ended December 31, 2011:

Bank debt	130,062
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Adjusted working capital deficiency (3)	7,627
Net debt (1)	522,586
Cash flow provided by operating activities	60,428
Exploration and evaluation costs (4)	3,917
Expenditures on decommissioning obligations	2,514
Gas over bitumen royalty adjustments not yet received	564
Changes in non-cash operating working capital	9,563
Trailing twelve months funds flow (2)	76,986
Net debt to annualized funds flow ratio (times) (1,2,5)	6.8:1

As at December 31, 2011, the Corporation’s ratio of net debt to funds flow was 6.8 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs. As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. Capital spending budgets are approved by the Board of Directors.

The Corporation’s share capital, convertible debentures and adjusted working capital are not subject to external restrictions. The Corporation’s Credit Facility and Senior Notes are subject to lenders’ covenants with which the Corporation was in compliance at December 31, 2011.

The capital structure at December 31, 2011 was as follows:

Bank debt	130,062
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Adjusted working capital deficiency (3)	7,627
Net debt (1)	522,586
Total equity (net of deficit)	81,558
Total capital	604,144
(1)	Net debt is used by management to analyze leverage. Net debt does not have any standardized meaning prescribed by IFRS and therefore these terms may not be comparable with the calculation of similar measures for other entities.
(2)	Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable to the calculation of similar measures for other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or loss or other measures of financial performance calculated in accordance with IFRS.
(3)	Adjusted working capital deficiency excludes assets held for sale, liabilities associated with assets held for sale, the share based payment liability, current portion of convertible debentures, and the current portion of derivative assets.
(4)	Certain exploration and evaluation costs are added back to funds flow in order to be more comparable to other corporations that capitalize some of these costs. Exploration and evaluation costs that are added back to funds flow include geological and geophysical expenditures and dry hole expenditures and are more closely related to investing activities than operating activities.
(5)	Net debt to annualized funds flow ratio is not comparable with the calculation of the Corporations debt covenant ratios of twelve months trailing earnings before interest, taxes, and depletion and depreciation to consolidated debt and consolidated senior debt.

19.	COMMITMENTS

a)	Operating lease commitments

As of December 31, 2011, the future minimum payments under office lease costs and related sublease recoveries under contractual agreements consisted of:

2012	2,275
2013	2,015
2014	1,959
2015	1,959
2016	1,959
After 2017	2,449
Total	12,616

b)	Pipeline commitments

The Corporation has long-term commitments to pay for gas transportation on certain major pipeline systems in western Canada. As of December 31, 2011, the future minimum payments under pipeline commitments under contractual agreements consisted of:

2012	8,451
2013	4,900
2014	2,095
2015	527
2016	36
After 2017	70
Total	16,079

20.	DEFERRED INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation’s loss before income tax. This difference results from the following items:

	Years ended December 31,
	2011	2010
Loss before income tax, including non-controlling interests	(94,289)	(98,597)
Combined federal and provincial tax rate (%)	26.5	28.0
Computed income tax benefit	(24,987)	(27,607)
Increase in income taxes resulting from:
Non-deductible expenses	3,079	1,479
Unrecognized tax asset	23,172	5,516
Change in tax rate	367	22,734
Deferred income taxes	1,631	2,122

Income tax rates changed from 28.0 percent in 2010 to 26.5 percent in 2011 due to a reduction in federal statutory income tax rates.

The components of the Corporation’s and its subsidiaries’ deferred income tax liabilities are as follows:

	Years ended December 31,
	2011	2010
Property, plant and equipment	58,493	46,709
Other	3,688	5,513
Decommissioning obligations	(58,428)	(50,100)
	3,753	2,122

The temporary deductible differences included in the Corporation’s unrecognized deferred income tax assets are as follows:

	Years ended December 31,
	2011	2010
Non-capital losses	169,007	58,980
Capital losses	219,174	218,715
Gas over bitumen royalty obligation	73,415	70,497
Decommissioning obligation	13,989	35,764
Other	4,452	1,827
	480,037	385,783

The tax losses expire up to 2031. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of the tax losses and the gas over bitumen royalty obligation because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits. The petroleum and natural gas properties and facilities owned by the Corporation and its subsidiaries have an approximate tax basis of $888.0 million (December 31, 2010 – $843.0 million) available for future use as deductions from taxable income.

21.	RELATED PARTIES

a)	Subsidiaries

The consolidated financial statements of the Corporation include the accounts of the Corporation and its following directly wholly-owned subsidiaries incorporated in Canada:

•	Perpetual Energy Operating Corp.
•	Warwick Gas Storage Inc.
•	Perpetual Operating Trust

b)	Key management personnel

The Corporation has defined key management personnel as executive officers and vice presidents, as well as the Board of Directors, as they have the collective authority and responsibility for planning, directing and controlling the activities of the Corporation. The following table outlines the total compensation expense for key management personnel:

	Years ended December 31,
	2011	2010
Short-term fees and other short-term benefits	2,717	2,464
Share-based payment expense	2,189	2,058
	4,906	4,522

22.	SUPPLEMENTAL DISCLOSURE

The Corporation’s consolidated statements of loss and comprehensive loss are prepared primarily by nature of expense, with the exception of employee compensation costs which are included in both production and operating and general and administrative expenses.

The following table details the amount of total employee compensation costs included in production and operating and general and administrative expenses in the consolidated statements of loss and comprehensive loss.

	Years ended December 31,
	2011	2010
Production and operating	10,193	10,122
General and administrative	29,428	29,396
	39,621	39,518

During the year ended December 31, 2011, total employee compensation costs included share based payment expense of $5.6 million (2010 – $5.3 million) with the remainder being short-term fees and other short-term benefits.

23.	SUBSEQUENT EVENTS

During the first quarter of 2012, The Corporation disposed of multiple non-core oil and natural gas properties geographically located in the Corporations West Central and Other South CGU’s for net proceeds of $60.9 million of which $23.9 million related to assets classified as held for sale at December 31, 2011 (note 4). On March 1, 2012, the sale of these assets resulted in a reduction to the borrowing base of the Credit Facility from $190.0 million to $171.0 million (note 8). In addition, the Corporation is currently in negotiations with respect to the sale of all or a portion of its Warwick gas storage facility. The sales of these assets are in response to the Corporations asset disposition program.

24.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2010, the statement of financial position as at December 31, 2010 and the preparation of an opening IFRS statement of financial position on January 1, 2010.

In preparing the consolidated financial statements for the year ended December 31, 2010, the statement of financial position as at December 31, 2010 and the preparation of an opening IFRS statement of financial position on January 1, 2010, balances have been adjusted from the amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following notes.

Key first time adoption exemptions applied

i)	Business combinations

The Corporation applied the IFRS 1 exemption for business combinations. This allows the Corporation not to restate its previously recorded business combinations incurred under Canadian GAAP before January 1, 2010. In applying this exemption the Corporation has reviewed its statements of financial position and operations for any items that would require additional recognition or reclassification, namely property, plant, and equipment, E&E assets, leases and provisions.

ii)	Borrowing costs

The Corporation elected to apply IAS 23 borrowing costs and capitalized borrowing costs from an effective date of August 1, 2009, the first day of construction of the Warwick gas storage facility. Borrowing costs associated with this facility and certain other developments after August 1, 2009 have been capitalized.

iii)	Embedded derivative in convertible debentures

The Corporation has elected to apply the exemption in IFRS 1 not to restate the embedded derivative portion of the convertible debentures no longer outstanding as of January 1, 2010.

iv)	Leases

The Corporation has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP. Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRIC 4, Determining Whether an Arrangement Contains a Lease, based on terms and conditions existing at January 1, 2010.

v)	Share based payments

IFRS 2 Share Based Payments has not been applied to equity instruments related to share based payment arrangements that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010. For cash-settled share based payment arrangements, the Corporation has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

PERPETUAL ENERGY INC.

IFRS Reconciliation of Equity

As at January 1, 2010

		IFRS adjustments
	Canadian		Financial			Share Based
	GAAP	E&E	Liabilities	ARO	Impairment	Payments	Other	IFRS
(Cdn$ thousands)	Note	(24a)	(24c)	(24d)	(24f)	(24g)	(24b,e)

Assets
Current assets
Accounts receivable	$34,079	$–	$–	$–	$–	$–	$–	$34,079
Prepaid expenses and deposits	12,910							12,910
Marketable securities	163							163
Derivatives	46,152							46,152
	93,304	–	–	–	–	–	–	93,304

Derivatives	21,167							21,167
Property, plant and equipment	921,705	(111,604)		47,407			14,648	872,156
Exploration and evaluation	–	111,604						111,604
Goodwill	29,129				(23,129)			6,000
	972,001	–	–	47,407	(23,129)	–	14,648	1,010,927
Total assets	$1,065,305	$–	$–	$47,407	$(23,129)	$–	14,648	$1,104,231

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$41,722	$–	$–	$–	$–	$–	$–	$41,722
Distributions payable	6,311							6,311
Share based payment liability	–					8,571		8,571
Bank debt	7,569							7,569
Convertible debentures	55,271							55,271
	110,873	–	–	–	–	8,571	–	119,444

Long term bank debt	262,393							262,393
Convertible debentures	164,926							164,926
Derivative debenture liability	–		8,398					8,398
Gas over bitumen royalty obligation	77,167							77,167
Decommissioning obligations	194,588			58,756				253,344
Unitholders’ liability	–		1,156,245					1,156,245
	699,074	–	1,164,643	58,756	–	–	–	1,922,473
Total liabilities	809,947	–	1,164,643	58,756	–	8,571	–	2,041,917

Unitholders’ equity
Unitholders’ capital	1,156,245		(1,156,245)					–
Equity component of convertible debentures	10,844		(10,844)					–
Contributed surplus	19,470					(19,470)		–
Deficit	(932,680)		2,446	(11,349)	(23,129)	10,899	14,648	(939,165)
Total equity attributable to unitholders	253,879	–	(1,164,643)	(11,349)	(23,129)	(8,571)	14,648	(939,165)
Non-controlling interests	1,479							1,479
Total unitholders’ equity	255,358	–	(1,164,643)	(11,349)	(23,129)	(8,571)	14,648	(937,686)
Total liabilities and unitholders’ equity	$1,065,305	$–	$–	$47,407	$(23,129)	$–	$14,648	$1,104,231

PERPETUAL ENERGY INC.

IFRS Reconciliation of Equity

As at December 31, 2010

		IFRS adjustments
	Canadian		Financial			Share Based
	GAAP	E&E	Liabilities	ARO	Impairment	Payments	Other	IFRS
(Cdn$ thousands)	Note	(24a)	(24c)	(24d)	(24f)	(24g)	(24b,e)

Assets
Current assets
Accounts receivable	$35,459	$–	$–	$–	$–	$–	$–	$35,459
Prepaid expenses and deposits	5,028							5,028
Marketable securities	6,007							6,007
Derivatives	4,271							4,271
	50,765	–	–	–	–	–	–	50,765

Derivatives	3,562							3,562
Property, plant and equipment	954,750	(106,607)		23,770	(24,261)		11,813	859,465
Exploration and evaluation	–	107,474						107,474
Goodwill	29,129				(23,129)			6,000
	987,441	867	–	23,770	(47,390)	–	11,813	976,501
Total assets	$1,038,206	$867	$–	$23,770	$(47,390)	$–	$11,813	$1,027,266

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$73,979	$–	$–	$–	$–	$–	$–	$73,979
Dividends payable	4,449							4,449
Share based payment liability	803		(9,362)			10,689		2,130
	79,231	–	(9,362)	–	–	10,689	–	80,558

Long term bank debt	182,612							182,612
Convertible debentures	219,689							219,689
Gas storage obligation	31,721							31,721
Gas over bitumen royalty obligation	70,497							70,497
Decommissioning obligations	199,191			36,972				236,163
Deferred tax liability	2,122							2,122
	705,832	–	–	36,972	–	–	–	742,804
Total liabilities	785,063	–	(9,362)	36,972	–	10,689	–	823,362

Equity
Share capital	1,257,480		366			(384)		1,257,462
Equity component of convertible debentures	15,836		(1,848)					13,988
Contributed surplus	19,131		8,528			(17,791)		9,868
Deficit	(1,039,304)	867	2,316	(13,202)	(47,390)	7,486	11,813	(1,077,414)
Total equity	253,143	867	9,362	(13,202)	(47,390)	(10,689)	11,813	203,904
Total liabilities and equity	$1,038,206	$867	$–	$23,770	$(47,390)	$–	$11,813	$1,027,266

PERPETUAL ENERGY INC.

IFRS Reconciliation of Total Comprehensive Loss

For the year ended December 31, 2010

		IFRS adjustments
	Canadian GAAP	PP&E, E&E	Financial Liabilities	ARO	Borrowing costs	Impairment	Share based payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(24a,b)	(24c)	(24d)	(24e)	(24f)	(24g)

Revenue
Oil and natural gas	$260,217	$–	$–	$–	$–	$–	$–	$260,217
Royalties	(22,131)							(22,131)
Change in fair value of commodity price derivatives	93,661							93,661
Gas over bitumen	15,616							15,616
	347,363	–	–	–	–	–	–	347,363

Expenses
Production and operating	91,161							91,161
Transportation	11,888							11,888
Exploration and evaluation	19,160	(867)						18,293
General and administrative	36,250						3,413	39,663
Gain on disposition of property, plant and equipment	(37,727)			(4,103)				(41,830)
Impairment losses	–					24,261		24,261
Depletion and depreciation	209,181	2,425		13,416				225,022
	329,913	1,558	–	9,313	–	24,261	3,413	368,458
Earnings (loss) from operating activities	17,450	(1,558)	–	(9,313)	–	(24,261)	(3,413)	(21,095)

Finance items
Unrealized loss on derivative debenture liability	–		130					130
Unrealized gain on gas storage obligation derivative	(3,729)							(3,729)
Unrealized loss on marketable securities	1,257							1,257
Interest on Trust Units	–		40,549					40,549
Interest on convertible debentures	19,492							19,492
Interest on debt and gas storage obligation	12,460				(305)			12,155
Accretion on decommissioning obligations	14,394			(6,746)				7,648
	43,874	–	40,679	(6,746)	(305)	–	–	77,502
Loss before income tax	(26,424)	(1,558)	(40,679)	(2,567)	305	(24,261)	(3,413)	(98,597)

Deferred income taxes	2,122							2,122
Net loss and comprehensive loss	(28,546)	(1,558)	(40,679)	(2,567)	305	(24,261)	(3,413)	(100,719)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(27,996)	(1,558)	(40,679)	(2,567)	305	(24,261)	(3,413)	(100,169)
Non-controlling interests	(550)	–	–	–	–	–	–	(550)
	$(28,546)	$(1,558)	$(40,679)	$(2,567)	$305	$(24,261)	$(3,413)	$(100,719)

Loss per share
Basic and diluted	$(0.20)							$(0.72)

Notes to the Reconciliations of Equity and Comprehensive income from Canadian GAAP to IFRS

a)	IFRS 6 Adjustments – exploration for and evaluation of mineral resources

Under previous Canadian GAAP, the Corporation followed the successful efforts method of accounting for oil and natural gas operations. Under this method, the Corporation capitalized only those costs that resulted directly in the discovery of oil and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, were charged to net earnings or loss as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, were capitalized. Unproved properties were carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying amount in excess of fair value charged to net earnings or loss. The net cost of unproductive wells, abandoned wells and surrendered leases were charged to net earnings or loss in the year of abandonment or surrender.

In accordance with IFRS 6, the Corporation assessed the classification of activities designated as E&E which then determines the appropriate accounting treatment and classification of the costs incurred.

b)	IFRS 16 Adjustments – property, plant and equipment

The cost of property, plant and equipment at January 1, 2010, the date of transition to IFRS, remained the same under IFRS as Canadian GAAP, adjusted only to segregate E&E assets, to adjust asset cost for revised decommissioning obligations and to record gains (losses) on dispositions under IFRS.

Under Canadian GAAP, proceeds from dispositions were deducted from the successful efforts cost pool without recognizing a gain or loss unless the deduction resulted in a change to the depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on dispositions and are calculated as the difference between the proceeds and the net book value of the assets disposed.

c)	IAS 32 Adjustments – Financial instruments: presentation

The classification of certain equity items under Canadian GAAP was reviewed for conformity with the provisions of IAS 32. As a result, the Trust Units classified as equity under Canadian GAAP prior to conversion were reclassified to liabilities and recorded at amortized cost. The reclassification of Trust Units to Unitholders’ liability also resulted in the reclassification of subscription receipts to liabilities and the conversion feature of convertible debentures to a derivative debenture liability. The derivative debenture liability is recorded at fair value on January 1, 2010 and the fair value is determined at each financial period end date until the conversion on June 30, 2010. The reclassification of the Trust Units to Unitholders’ liability also resulted in distributions being recorded as interest on Trust Units during the six months ended June 30, 2010.

On June 30, 2010, the Trust completed its conversion and as a result the original carrying amount of the Unitholders’ liability and derivative debenture liability were reclassified from liabilities to equity. In addition, the Corporation recorded adjustments to Unitholders’ capital due to differences in the valuation of exercised options under IFRS compared to Canadian GAAP. These differences were charged to contributed surplus at June 30, 2010. Under IFRS the repayment of convertible debentures required the equity component on the convertible debenture to be allocated to deficit on January 1, 2010 whereas under Canadian GAAP it was allocated to contributed surplus.

d)	IAS 37 Adjustments – Provisions

Decommissioning obligations (asset retirement obligations) had been measured under Canadian GAAP based on the estimated future cost of decommissioning, discounted using a credit-adjusted risk free rate, however under IFRS the liability was required to be re-measured based on changes in estimates including discount rates. The Corporation has chosen a risk free rate as the appropriate discount rate for calculating all decommissioning obligations under IFRS. The Corporation restated the amount of decommissioning obligations as of the IFRS transition date of January 1, 2010 to reflect a risk free interest rate which varied from 1.92 to 4.08 percent over the period of time since the inception of the Corporation. The corresponding increase to the decommissioning liability at the transition date resulted in higher depletion and depreciation expense and lower accretion expense as well as adjustments to the gain on dispositions of property, plant, and equipment in 2010.

e)	IAS 23 Adjustments – Borrowing costs

Under IAS 23, the Corporation has elected to commence capitalization borrowing costs as of August 1, 2009 on the Warwick gas storage facility. This increased the value of property, plant, and equipment and decreased interest expense in 2010.

f)	IAS 36 Adjustments – Impairment

i)	Goodwill

As part of its transition to IFRS, the Corporation elected to restate only those business combinations that occurred on or after January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous accounting framework. At January 1, 2010, the Corporation carried out an impairment test on its goodwill at the CGU level with no resulting impairment loss identified. The Corporation derecognized $23.1 million of goodwill previously recorded on an acquisition assigned to properties disposed prior to January 1, 2010.

ii)	Property, plant and equipment

For the year ended December 31, 2010, the Corporation recognized an impairment of $24.3 million on the Birchwavy West, West Central and other South CGUs. The impairments recognized were based on the difference between the carrying value of the assets and the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Under previous Canadian GAAP, the CGU’s were included in the successful efforts ceiling test which and were not impaired at December 31, 2010.

g)	IFRS 2 Adjustments – Share based payments

The application of IAS 32 caused the Corporation’s share based payment plans in place on transition to be recorded as cash-settled share based payments up to the date of conversion. Under Canadian GAAP, the plans were considered to be equity-settled. As of January 1, 2010, both the Unit Incentive and Restricted Rights plan were fair-valued and recorded as liabilities. On January 1, 2010, the fair value amount was transferred from contributed surplus to the liability account and the remainder of contributed surplus was charged to deficit.

Upon conversion, the Share Option Plan was modified; the reduction in exercise price of the options was discontinued and replaced with a cash-settled Dividend Bonus Arrangement whereby upon exercise the employees receive cash for aggregate dividends accumulated subsequent to June 30, 2010 upon exercise and 25 percent of such dividends should the options expire unexercised. Under IFRS, the Dividend Bonus Arrangement is treated as a cash-settled share based payment arrangement measured at fair value, whereas under Canadian GAAP, this plan was classified as a liability but measured at intrinsic value.

h)	Reclassifications

Certain amounts have been reclassified to conform with current presentation.

i)	Adjustments to the Corporation’s Cash Flow Statement under IFRS

Adjustments to borrowing costs under IAS 23 as noted in note 24(e) have the effect of increasing cash flows from operating activities and decreasing cash flow from investing activities by $0.3 million for the year ended December 31, 2010.

The remaining highlighted reconciling items above between Canadian GAAP and IFRS policies have no net impact on cash flows generated by the Corporation.

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